

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Tristan Yopp
Chief Financial Officer
Bluescape Opportunities Acquisition Corp.
300 Crescent Court, Suite 1860
Dallas, TX 75201

> **Re: Bluescape Opportunities Acquisition Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-39666**

Dear Tristan Yopp:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Certifications in Exhibits 31.1 and 31.2, page 78

1. We note that the officer certifications in your annual and subsequent interim reports omit the language prescribed by Item 601(b)(31)(i) of Regulation S-K, concerning responsibility for establishing and maintaining internal control over financial reporting, which should appear in paragraphs 4 and 4(b) of the certifications.

   Please file amendments to your Form 10-K and subsequent interim report on Form 10-Q to include certifications from your Chief Executive and Chief Financial officers that include all of the required language. Your amendments should each include an explanatory note, related disclosures and financial statements.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez, Staff Accountant at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation